American Bonanza Suspends Operations at Copperstone Mine

October 11, 2013 - American Bonanza Gold Corp. (TSX: BZA) (“Bonanza” or the “Company”) is placing the Copperstone Mine in Arizona on care and maintenance status until further notice. The Company has made this decision in order to cut costs while it reviews operations with a view to improving operational efficiencies, and while it seeks additional capital to fund performance improvements in order to meet designed capacity of the Copperstone Mine. Declining gold prices also factored in the Company’s decision to suspend mining and milling operations at this time.

While the suspension of operations may be considered a setback in the Company’s goal of achieving commercial production at Copperstone, the Company believes it is necessary in order to achieve that goal. Operating costs have reached unsustainable levels for various reasons. The Company believes that with additional capital, upon the resumption of operations the mine will perform at a consistent mine output rate and mill throughput rate which will help reduce overall costs as the Company moves forward to bring the Copperstone Gold Mine to design operating rates.

The Company is in discussions with a number of potential financing sources which may result in one or more financings in sufficient amounts to enable the Company to bring production at the Copperstone Mine up to design rates. The Company intends to continue these negotiations.

A longer-term objective of the Company remains the substantial increase in mine production upon the resumption of operations and delineation of the significant exploration potential at Copperstone. The Company will endeavor to keep our shareholders fully informed, on a timely basis, of our decisions and activities.

About Bonanza

Bonanza is owner of the newly constructed Copperstone Mine in Arizona. For more information please visit Bonanza’s website at www.americanbonanza.com.

AMERICAN BONANZA GOLD CORP.

Brian Kirwin
President & Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This news release includes certain statements and information that may contain forward-looking information within the meaning of applicable Canadian and US securities laws. All statements in this news release, other than statements of historical facts, including but not limited to the ability of the Company to improve operational efficiencies to meet design rates, the ability of the Company to resume operations at Copperstone, the ability to increase mine production and delineate exploration potential, and the completion and sufficiency of any financing. Forward-looking statements or information also include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Actual events may differ materially from those projected in the forward-looking statements. This forward looking information is based on the reasonable expectations and assumptions of management including: rock quality, assumptions regarding the structure, geology and mineralization, gold recoveries, mine and mill equipment performance, civil stability, the maintenance of the current regulatory environment, the continuation of current labor markets, and a stable geological environment. Although Bonanza believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to: the ability to obtain additional capital on terms acceptable to the Company, history of losses; requirements for additional capital; dilution; loss of its material properties; interest rates increase; global economy; no history of production; future metals price fluctuations, periodic interruptions to exploration, development and mining activities; environmental hazards and liability; industrial accidents; failure of exploration, gold recovery in the processing plant and mining equipment to perform as expected; labor disputes; supply problems; uncertainty of production and cost estimates; the interpretation of drill results and the estimation of mineral resources and reserves; that grades of material mined do not meet expected grades; legal and regulatory proceedings and community actions; title matters; regulatory restrictions; permitting and licensing; volatility of the market price of Common Shares; insurance; competition; hedging activities; currency fluctuations; loss of key employees or management personnel; general economic conditions; as well as those factors discussed in the section entitled “Risk Factors” in the Company's Form 20-F and other public disclosure filings. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. The Company seeks Safe Harbor, and disclaims any intent or obligation to update forward-looking statements or information except as required by law, and the reader is referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada. For more information on Bonanza and the risks and challenges of its business, investors should review Bonanza's annual filing on Form 20-F with the U. S. Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

For further information call or email:

Phone: 1-877-688-7523
Email: info@americanbonanza.com